EXHIBIT 2.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2023, Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	Not traded	New York Stock Exchange *
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	SBS	New York Stock Exchange

* Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2023.

COMMON SHARES, WITHOUT PAR VALUE

General

Set out below is certain information concerning our authorized and issued share capital and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian Corporate Law. A copy of our bylaws is attached to our annual report on Form 20-F as “Exhibit 1.1— Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on April 26, 2023)”. We encourage you to read our bylaws and the applicable sections of our annual report for additional information.

Share Capital

Our capital stock is only composed of common shares, all without par value. As of December 31, 2023, our share capital was represented by 683,509,869 common shares. Our common shares are publicly traded in Brazil on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”), under the ticker symbol SBSP3. The State of São Paulo holds the majority of our common shares. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholder” of our annual report on Form 20-F.

Rights, preferences and restrictions attaching to each class of shares

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings. According to Brazilian Corporate Law and CVM regulations, our shareholders’ meetings must be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”), and on the website of the same newspaper, currently the city of São Paulo, at least 21 days prior to the day of the meeting (and, on second call, eight days prior to the meeting). Notwithstanding, because of our ADR program, the CVM recommends a 30-day notice period for shareholder meetings. As per the resolution passed at our Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2022, we will also make the publications required by Brazilian Corporate Law in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo. The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote (except as otherwise provided by Brazilian Corporate Law).

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution. See “Item 8.A. Financial Statements and Other Financial Information—Dividends and Dividend Policy” of our annual report on Form 20-F for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation of our company, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares. Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting called for such reason. It should be emphasized, however, that our bylaws expressly prevent us from issuing preferred shares. Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general shareholders’meeting may deprive a shareholder of certain rights, such as:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;
•	the right to supervise the management of the corporate business as specified in Brazilian Corporate Law;
•	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (except in some circumstances specified under Brazilian Corporate Law and as provided for in item “Preemptive Rights” below); and
•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law.

Pursuant to Brazilian Corporate Law and our bylaws, each of our common shares carries the right to one vote at our shareholders’ meetings. We may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

Neither Brazilian Corporate Law nor our bylaws expressly address:

•	staggered terms for directors;
•	cumulative voting, except as described below; or
•	measures that could prevent a takeover attempt.

Considering our current capital stock, according to Brazilian Corporate Law and other applicable regulations, shareholders representing at least 5% of our capital, may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates. Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting, duly called for and not by written consent.

Pursuant to Brazilian Corporate Law, non-controlling holders of common shares issued by a mixed capital company (sociedade de economia mista), irrespective of its interest percentage in the company’s voting capital, may exercise the right to elect separately a member of the Board of Directors and an alternate, if they are not entitled to elect more members by means of the multiple voting procedure.

In addition, pursuant to our bylaws, the participation of one employee representative on the Board of Directors is assured, with a term of office coinciding with that of the other directors. The director representing the employees will be chosen by vote of the employees, with our administrative collaboration when requested, in a direct election, with no automatic reconduction for successive periods.

Dividends

The Brazilian Corporate Law and our bylaws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders’ equity an annual amount equal to or greater than 25% of the fiscal year’s net income, after the deductions established or authorized by law, unless our Board of Directors advises our shareholders at our general shareholders’ meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. Our Fiscal Council must review any such determination and report it to the shareholders. The shareholders must also approve the recommendation of our Board of Directors with respect to any required distribution.

In addition, we are required by the Brazilian Corporate Law and our bylaws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year, at which an annual dividend may be declared. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, the payment of the dividends must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity as described under “Item 8.A. Financial Statements and Other Financial Information—Payment of Dividends” of our annual report on Form 20-F) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to his or her ownership interest in us, except in the event of the grant and exercise of any option to acquire shares of our capital stock. The preemptive rights are valid for a 30-day period from the publication of the announcement of the capital increase. Shareholders are also entitled to sell this preemptive right to third parties.

Under Brazilian Corporate Law, we may amend our bylaws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer for acquiring another company. Additionally, we may include a provision in our bylaws setting an authorized capital cap, granting our Board of Directors the authority to approve a capital increase without the requirement of preemptive rights being observed.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares. However, an ADS holder may not be able to exercise the preemptive rights relating to his or her common shares or the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares” of our annual report on Form 20-F for more information.

Memorandum and Articles of Association

The following is a summary of the material terms of our common shares, including related provisions of our bylaws and Brazilian Corporate Law. This description is qualified by reference to our bylaws and to Brazilian law.

Corporate Purposes

We are a mixed capital company (sociedade de economia mista) of unlimited duration, incorporated on September 6, 1973, with limited liability, duly organized and operating under Brazilian Corporate Law. As set forth in article 2 of our bylaws, our corporate purpose is to render basic sanitation services, aimed at the universalization of basic sanitation in the state of São Paulo without harming our long-term financial sustainability. Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy (for us or third parties), and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.

Board of Directors and Executive Officers

In addition to the general provisions of Brazilian law, our Board of Director’s internal charter contains the specific provisions set out below regarding a director’s power to vote on a proposal, arrangement or contract in which that director has a material interest. Under Brazilian Corporate Law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with the company and must disclose the nature and extent of the conflicting interest to be recorded in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

According to our Board of Director’s internal charter, when a matter involves a conflict of interest with ours or a particular interest in the matter, each member of the Board of Directors shall (i) declare his impediment in a timely manner, as soon as he becomes aware of the fact, (ii) refrain from intervening in the matter in discussion or deliberation, (iii) include the fact in the minutes of the meeting, and (iv) abstain from discussions and deliberations.

Under our bylaws, our shareholders are responsible for establishing the compensation we pay to the members of our Board of Directors, Board of Executive Oficers and Fiscal Council.

Pursuant to Brazilian Corporate Law, only natural persons can be elected as members of our Board of Directors or our Board of Executive Officers. However, the appointment of a Director or executive officer residing or domiciled abroad is subject to the appointment of a representative residing in the country, pursuant to the Brazilian Corporate Law. See also “Item 6.A. Directors and Senior Management” of our annual report on Form 20-F.

Liquidation Rights

Under Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for dissolving or liquidating us.

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by dissenting shareholders in the event that at least half of all voting shares outstanding authorize us:

•	to reduce the mandatory distribution of dividends;
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
•	to participate in a centralized group of companies, as defined under and subject to Brazilian Corporate Law;
•	to change our corporate purpose;
•	to split up, subject to Brazilian Corporate Law;
•	to change the preferences, advantages and conditions for redemption or amortization of one or more classes of preferred shares, or create a new class of shares;
•	to create beneficial interests in the shares (partes beneficiárias);
•	to dissolve the company;
•	to transform into another type of company;
•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; or
•	to acquire control of another company at a price which exceeds the limits set forth in Brazilian Corporate Law.

 The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved a corporate action described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial condition. Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the most recent balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the most recent balance sheet approved, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. In this case, the company will immediately pay 80% of the reimbursement amount calculated based on the most recent balance sheet and, once the next balance sheet is finalized, will pay the balance within 120 days from the date of the general shareholders’ meeting.

In addition, shareholders are precluded from exercising withdrawal rights resulting from a (i) merger into or consolidation with another company, subject to the conditions set forth in Brazilian Corporate Law or (ii) participation in a centralized group of companies, as defined under and subject to Brazilian Corporate Law if their shares meet the following criteria: (a) they are considered liquid, defined as being part of the Bovespa index (Índice Bovespa) or another stock exchange index (as defined by the CVM), and (b) share ownership is dispersed, such that the controlling shareholder or companies it controls hold less than 50.0% of our shares. Our common shares are listed on the Bovespa index.

We may cancel the right of withdrawal if the payment amount has a material adverse effect on our finances.

Changes to Our Share Capital

Under Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for creating a new class of preferred shares with more privileges than the common shares. Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting, duly called for and not by written consent.

Restrictions on Non-Brazilian Holders

Under Brazilian Corporate Law, there are no limitations on the rights of individuals or legal entities domiciled outside Brazil to own our capital stock, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.

However, the right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit those amounts outside Brazil is subject to certain restrictions under foreign investment legislation, which generally requires, among other things, that the investments made by non-resident investors have been registered with the Central Bank of Brazil and the CVM. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the common shares represented by ADSs or the holders of the common shares from converting dividends, distributions or the proceeds from any sale of shares or rights, as the case may be, into U.S. dollars and remitting those amounts abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant, any required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs— Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations” of our annual report on Form 20-F.

Foreign investment portfolios (i.e. investments into securities traded on stock exchanges or over-the-counter markets) are regulated by CMN Resolution No. 4,373, of September 29, 2014, as amended (“CMN Resolution No. 4,373/2014”), and CVM Resolution No. 13/2020, of November 18, 2020, as amended (“CVM Resolution No. 13/2020”), which regulates the filing of transactions and disclosure of information by foreign investors. Under these regulations, foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil, may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that they:

•	appoint at least one representative in Brazil, which must be a financial institution or an institution authorized to operate by the Central Bank of Brazil;
•	appoint at least one authorized custodian in Brazil for its investments (which must be a financial institution or entity duly authorized by the Central Bank of Brazil or the CVM), duly licensed by the CVM (except if the foreign investor is a natural person);

•	through its representative in Brazil, register itself as a foreign investor with the CVM (not applicable to individual non-resident investors);
•	appoint a tax representative in Brazil;
•

hire a local intermediary (e.g. a securities broker-dealer) for trading securities in local stock exchanges, including for purposes of acquiring shares of Brazilian companies listed in the local stock exchange;

•	through its representative in Brazil, register its foreign investment with the Central Bank of Brazil and report it periodically to the CVM; and
•	be registered with the Federal Tax Authority (Secretaria da Receita Federal – “RFB”), pursuant to RFB Normative Instruction No. 2.172/2024, and RFB Normative Instruction No. 2.119/2022.

Resolution 4,373/2014 specifies the manner of custody and the permitted means for trading securities held by foreign investors under the resolution.

The financial assets and securities traded, as well as other types of financial transactions carried out by foreign investors arising from the investments referred to in CMN Resolution No. 4,373/2014 must, depending on their nature: (i) be registered, booked, held in custody or maintained in a deposit account with an institution or entity authorized to provide these services by the Central Bank of Brazil or the CVM, within the scope of their respective powers; or (ii) be registered in a clearing system or an entity that provides clearing, settlement or registration services authorized by the Central Bank of Brazil or the CVM.

The offshore transfer or assignment of securities or other financial assets held by foreign investors pursuant to CVM Resolution No. 4,373/2014 is prohibited, except for the following cases, as provided in CVM Resolution No. 13/2020: (i) transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will; (ii) other corporate transactions that do not result in a change in the final holders of the assets or in a change in the total of the financial assets and securities belonging, directly or indirectly, to each of the investors involved in the transaction , or (iii) other way expressly authorized by the CVM. See also “Item 9.C. Markets – Trading on the Brazilian Stock Exchange” and “Item 10.D. Exchange Controls” of our annual report on Form 20-F.

 Form and Transfer of Shares

Our common shares are in book-entry form registered in the name of each shareholder. The transfer of such shares is made under Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco S.A, upon presentation of valid share transfer instructions to us by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor’s local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank of Brazil.

Shareholder Ownership Disclosure

Pursuant to CVM regulations, a Brazilian public company’s (i) direct or indirect controlling shareholders, (ii) shareholders who have elected members of such company’s board of directors or fiscal council, as well as (iii) any person or corporate entity, or group of persons representing the same interest, in each case that has directly or indirectly acquired or sold an interest that exceeds (either upward or downward) the threshold of 5%, or any multiple thereof, of the total number of shares of any type or class, must disclose such shareholder’s or person’s share ownership or divestment, immediately after the acquisition or sale, to the CVM and the B3.

AMERICAN DEPOSITARY SHARES (EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS), EACH REPRESENTING ONE COMMON SHARE

Depositary

 The Bank of New York Mellon acts as the depositary (“Depositary”), for our American Depository Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one common share deposited with the Custodian (as defined below), as agent of the Depositary, under the amended and restated deposit agreement (“Deposit Agreement”) dated as of May 9, 2002, as amended and restated as of January 22, 2013, between us, the Depositary and any person in whose name ADRs are registered on the books of the Depositary maintained for such purpose, or an owner, and any person holding from time to time those ADSs (“holders”).

The Bank of New York Mellon’s office where the ADRs are administered is located at 240 Greenwich Street, New York, N.Y. 10286, United States, or the Corporate Trust Office, and its principal executive office is located at 225 Liberty Street, New York, N.Y. 10286, United States.

Provisions

In the United States, our common shares trade in the form of ADSs. Following a ratio change effected on January 24, 2013, each ADS represents one common share of our company. Following a stock split which took place on April 25, 2013, we issued two new ADSs for each ADS currently trading and distributed them to our holders on April 29, 2013. The ADSs are issued by The Bank of New York Mellon, as Depositary, pursuant to the Deposit Agreement. The ADSs commenced trading on the NYSE on May 10, 2002.

Banco Bradesco S.A. located in Brazil acts as custodian (“Custodian”), as the agent of the Depositary for the purposes of the Deposit Agreement.

Holders of our ADSs are not treated as our shareholders and do not have the same rights that our shareholders have. The Depositary will hold the shares that underlie the common share ADSs through the Custodian in accordance with the provisions of the Deposit Agreement. The rights of our ADSs holders are governed by the Deposit Agreement and the ADRs, which are governed by New York law. In contrast, the rights of our shareholders are governed by Brazilian law.

If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that evidences your ADSs. The Deposit Agreement and the ADRs specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the Depositary. As an ADS holder you appoint the Depositary to act on your behalf in certain circumstances.

We are providing you with a summary of the material terms of the ADSs, the Depositary Agreement and of your material rights as an owner of an ADS. We urge you to review the Deposit Agreement in its entirety, which sets forth the full rights of owners and holders and the rights and duties of the Depositary in respect of the common shares deposited thereunder. Copies of the Deposit Agreement are on file at the Depositary’s Corporate Trust Office.

Dividends and Distributions

Whenever the Depositary receives any cash dividend or other cash distribution on any deposited securities, the Depositary will, after conversion to U.S. dollars, if applicable under the Depositary Agreement, distribute the amount received (net of the fees and expenses of the Depositary as provided in the Deposit Agreement, if applicable) to the owners of ADRs entitled thereto as of the record date. Provided, however, that in the event that we or the Depositary are required to withhold and do withhold from such cash dividend or such other cash distribution in respect of any deposited securities an amount on account of applicable taxes, the amount distributed to the owners of the ADRs evidencing ADS representing such deposited securities will be reduced accordingly.

Subject to the provisions of the Deposit Agreement, whenever the Depositary receives any distribution other than certain distributions further described in Sections 4.1, 4.3 or 4.4 of the Deposit Agreement, the Depositary will, as promptly as practicable after consultation with us, cause the securities or property received by it to be distributed to the owners of ADRs entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any applicable taxes or other governmental charges, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution. Provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the owners of ADRs entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may reasonably deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the owners of ADRs entitled thereto as in the case of a distribution received in cash; provided that any unsold balance of such securities or property is distributed by the Depositary to the holders entitled thereto, if such distribution is feasible without withholding for or on account of any taxes or other governmental charges and without registration under the Securities Act, in accordance with such equitable and practicable methods as the Depositary may have adopted; provided, further, that no distribution to holders pursuant to Section 4.2 of the Deposit Agreement is unreasonably delayed by any action of the Depositary.

If any distribution upon any deposited securities consists of a dividend in, or free distribution of, common shares, the Depositary may, and will if we request, distribute to the owners of outstanding ADRs entitled thereto, additional ADRs evidencing an aggregate number of ADSs representing the amount of common shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of common shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge as provided in Section 4.11 of the Deposit Agreement and the payment of the fees of the Depositary as provided in Section 5.9 of the Deposit Agreement. In lieu of delivering ADRs for fractional ADSs in any such case, the Depositary will sell the amount of common shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions set forth in the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional common shares distributed upon the deposited securities represented thereby.

In the event that the Depositary determines that any distribution in property (including common shares and rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including common shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the owners of ADRs entitled thereto.

The owners shall indemnify the Depositary, us, the Custodian and any respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Rights to Purchase Additional Shares

If we offer the holders of any deposited securities any rights to subscribe for additional common shares or any rights of any other nature, the Depositary may (i) distribute those rights to owners of ADRs, (ii) exercise those rights on behalf of owners of ADRs or (iii) sell those rights and distribute the net proceeds to owners of ADRs, in each case after deduction or upon payment of its fees and expenses.

To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if we provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary exercises any rights, it will purchase the securities to which the rights relate and distribute those securities to subscribing owners of ADRs, but only if such owners of ADRs have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights, ADSs, ADRs or other securities issued on exercise of rights to all or certain owners of ADRs, and the securities distributed may be subject to restrictions on transfer.

Surrender and Withdrawal of Deposited Securities

Upon surrender at the deposited securities of the Depositary of an ADR for the purpose of withdrawal of the deposited securities represented by the ADS evidenced by such ADR, and upon payment of the fee of the Depositary for the surrender of ADR as provided in the Deposit Agreement and payment of all taxes and governmental charges payable in connection with such surrender and withdrawal of the deposited securities, and subject to the terms and conditions of the Deposit Agreement, the owner of such ADR will be entitled to delivery, to him or her or upon his or her order, of the amount of deposited securities at the time represented by the ADS evidenced by such ADRs. Delivery of such deposited securities may be made by the delivery of (a) deposited securities in the name of such owner or as ordered by him or her or by certificates properly endorsed or accompanied by proper instruments of transfer to such owner or as ordered by him or her and (b) any other securities, property and cash to which such owner is then entitled in respect of such ADRs to such owner or as ordered by him. Such delivery will be made, as hereinafter provided, without unreasonable delay.

An ADR surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the owner thereof will execute and deliver to the Depositary a written order directing the Depositary to cause the deposited securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon the Depositary will direct the Custodian to deliver at the principal office of such Custodian, subject to limitations contained in the ADR and to the other terms and conditions of the Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, the amount of deposited securities represented by the ADRs evidenced by such ADR, except that the Depositary may make delivery to such person or persons at the principal trust office of the Depositary of any dividends or distributions with respect to the deposited securities represented by the ADSs evidenced by such ADRs, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

At the request, risk and expense of any owner so surrendering an ADR, and for the account of such owner, the Depositary will direct the Custodian to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates, if applicable, and other proper documents of title for, the deposited securities represented by the ADS evidenced by such ADR to the Depositary for delivery at the Corporate Trust Office of the Depositary. Such direction is to be given by letter or, at the request, risk and expense of such owner, by cable, telex or facsimile transmission.

All ADRs surrendered to the Depositary will be cancelled by the Depositary. The Depositary is authorized to destroy ADRs so cancelled.

Record Date

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is to be made, or whenever rights are to be issued with respect to the deposited securities, or whenever for any reason the Depositary causes a change in the number of common shares that are represented by each ADS, the Depositary will fix a record date (which record date, if not the same as the record date determined by us, shall be as close to practicable to the date corresponding to the record date fixed by us in respect of the common shares or other deposited securities) (a) for the determination of the owners of Receipts who shall be entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (b) on or after which each ADS will represent the changed number of common shares, subject to the provisions of the Deposit Agreement. Whenever the Depositary receives notice of any meeting of or solicitation of consents or proxies from holders of common shares or other deposited securities, the Depositary has to fix, after consultation with us, a record date for the determination of owners who are entitled to give instructions for the exercise of voting rights at any such meeting.

Voting Rights

Upon receipt of notice of any meeting of holders of common shares or other deposited securities, if requested in writing by us, the Depositary will, as soon as practicable thereafter, mail to the owners of ADRs a notice, the form of which notice will be in the sole discretion of the Depositary, which will contain:

(a)	such information as is contained in such notice of meeting,

(b)	a statement that the owners of ADRs as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law and of our estatuto social (bylaws), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of common shares or other deposited securities represented by their respective ADS and

(c)	a statement as to the manner in which such instructions may be given, including an express indication that such instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by us.

Upon the written request of an owner of an ADR on such record date, received on or before the date established by the Depositary for such purpose, or the Instruction Date, the Depositary will endeavor, in so far as practicable and permitted under Brazilian law and our estatuto social (bylaws) to vote or cause to be voted the amount of common shares and/or other deposited securities represented by the ADSs evidenced by such ADR in accordance with the instructions set forth in such request. The Depositary will not vote or attempt to exercise the right to vote that attaches to the common shares or other deposited securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any owner with respect to any of the deposited securities represented by the ADS evidenced by such owner’s ADRs on or before the date established by the Depositary for such purpose, the Depositary will deem such owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities and the Depositary will give a discretionary proxy to a person designated by us to vote such deposited securities, provided, that no such instruction will be deemed given and no such discretionary proxy will be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing) that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of common shares.

There can be no assurance that owners generally or any owner in particular will receive the notice described in the preceding paragraph sufficiently prior to the Instruction Date to ensure that the Depositary will vote the common shares or deposited securities in accordance with the provisions set forth in the preceding paragraph.

In order to give owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we will request the Depositary to act under Section 4.7 of the Deposit Agreement, we will give the Depositary notice of any such meeting and details concerning the matters to be voted upon not less than 30 days prior to the meeting date.

Owners of ADS will not be entitled to attend shareholders’ meetings, but will be entitled to instruct the Depositary in the manner set out above as to the manner of voting the common shares represented by ADSs at any shareholders’ meeting.

Reports: Inspection of Transfer Books

We are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 and, accordingly, file certain reports with the United States Securities and Exchange Commission (“SEC”). Such reports and communications will be available for inspection and copying through the SEC’s EDGAR system or at the public reference facilities maintained by the SEC in Washington, D.C..

The Depositary will make available for inspection by owners of ADRs at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us which are both (a) received by the Depositary as the holder of the deposited securities and (b) made generally available to the holders of such deposited securities by us. The Depositary will also, upon written request, as promptly as practicable, send to the owners of ADRs copies of such reports furnished by us pursuant to the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by us will be furnished in English, to the extent such materials are required to be translated into English pursuant to any regulation of the SEC applicable to us.

The Depositary keeps books at its Corporate Trust Office for the registration of ADRs and transfers of ADRs which at all reasonable times will be open for inspection by us and the owners of ADRs, provided that such inspection will not be for the purpose of communicating with owners of ADRs in the interest of a business or object other than the business of us or a matter related to the Deposit Agreement or the ADRs.

Liabilities of Owners for Taxes

If any tax or other governmental charge becomes payable by the Custodian or the Depositary with respect to any ADR or any deposited securities represented hereby, such tax or other governmental charge will be payable by the owner hereof to the Depositary. The Depositary may refuse to effect any transfer of an ADR or any withdrawal of deposited securities represented by ADSs evidenced by such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the owner hereof any part or all of the deposited securities represented by the ADS evidenced by an ADR, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the owner hereof will remain liable for any deficiency.

Changes Affecting Deposited Securities

In circumstances where the provisions of Section 4.3 of the Deposit Agreement do not apply, upon any change in nominal value, change in par value, split-up, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting us or to which we are a party, any securities received by the Depositary or the Custodian in exchange for or in conversion of or in respect of deposited securities will be treated as new deposited securities under the Deposit Agreement, and ADS will from then on represent, in addition to the existing deposited securities, if any, the new deposited securities so received in exchange or by conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if we request, execute and deliver additional ADRs as in the case of a dividend in common shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new deposited securities.

Notices and Reports

On or before the first date on which we give notice, by publication or otherwise, of any meeting of holders of common shares or other desposited securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, we agree to transmit to the Depositary and the Custodian a copy of the notice thereof in the form given or to be given to holders of common shares or other deposited securities.

We will arrange for the translation into English, to the extent required pursuant to any applicable regulations of the SEC, and the prompt transmittal by us to the Depositary and the Custodian of such notices and any other reports and communications which are made generally available by us to holders of our common shares or other deposited securities. If requested in writing by us, the Depositary will arrange for the mailing of copies of such notices, reports and communications to all owners of ADRs. We will timely provide the Depositary with the quantity of such notices, reports, and communications, as requested by the Depositary from time to time, in order for the Depositary to effect such mailings as promptly as practicable.

Amendment and Termination

The form of the ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between us and the Depositary without the consent of owners and holders in any respect which they may deem necessary or desirable. Any amendment which imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of owners of ADRs, will, however, not become effective as to outstanding ADRs until the expiration of thirty days after notice of such amendment has been given to the owners of outstanding ADRs. Every owner of an ADR at the time any amendment so becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the owner of any ADR to surrender such ADR and receive therefor the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require an amendment or supplement of the Deposit Agreement to ensure compliance therewith, we and the Depositary may amend or supplement the Deposit Agreement at any time in accordance with such changed laws, rules and regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to owners or within any other period of time as required for compliance with such laws, rules or regulations.

The Depositary will at any time at our direction terminate the Deposit Agreement by mailing notice of such termination to the owners of all ADRs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination (30 days prior to the date such termination is to take effect) to us and the owners of all ADRs then outstanding if at any time 90 days has expired after the Depositary has delivered to us a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the owner of an ADR will, upon (a) surrender of such ADR at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of ADR referred to in Section 2.5 of the Deposit Agreement and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or her or upon his or her order, of the amount of deposited securities represented by the ADSs evidenced by such surrendered ADRs.

If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, suspend the distribution of dividends to the owners thereof, will not accept deposit of ADSs (and will instruct the Custodian to act accordingly) and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to deposited securities, will sell rights and other property as provided in the Deposit Agreement, and will continue to deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a ADR, any expenses for the account of the owner of such ADR in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges).

At any time after the expiration of four months from the date of termination, the Depositary may sell at public or private sale the deposited securities then held under the Deposit Agreement and may thereafter hold unsegregated the net proceeds of any such sale, together with any other cash then held by it thereunder, uninvested and without liability for interest, for the pro rata benefit of the owners of ADRs which have not theretofore been surrendered, such owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary is discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of an ADR, any expenses for the account of the owner of such ADR in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges) and for its obligations under Section 5.8 of the Deposit Agreement. Upon the termination of the Deposit Agreement, we will be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary under Sections 5.8 and 5.9 of the Deposit Agreement. The obligations of the Depositary under Section 5.8 of the Deposit Agreement will survive the termination of the Deposit Agreement.

Limitations on Obligations and Liabilities to ADR Holders

We assume no obligation nor are we subject to any liability under the Deposit Agreement to any owner or holder of ADRs, except that we agree to perform our obligations specifically set forth in the Deposit Agreement without negligence or bad faith.

The Depositary assumes no obligation nor will it be subject to any liability under the Deposit Agreement to any owner or holder of any ADR (including, without limitation, liability with respect to the validity or worth of the deposited securities), except that it agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith.

Neither we nor the Depositary will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or in respect of the ADRs, which in our reasonable opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required, and the Custodian will not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

Neither we nor the Depositary will be liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any owner or any other person believed by it in good faith to be competent to give such advice or information.

The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

Neither we nor the Depositary will be liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise.

The Depositary will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.